

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 9, 2006

Mr. Patrick W. Murphy
Vice President and Chief Financial Officer
Alico, Inc.
P.O. Box 338
La Belle, FL 33975

> **Re: Alico, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2005**
> **Filed November 23, 2005**
> **Form 10-Q for the Quarterly Period Ended November 30, 2005**
> **Filed January 17, 2006**
> **File No. 000-00261**

Dear Mr. Murphy:

We have completed our review of your 2005 Form 10-K, and subsequent Form 10-Q, and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief